Cimarex Energy Co.

1700 Lincoln Street, Suite 1800

Denver, Colorado 80203-4518

Phone 303-295-3995

Fax 303-295-3494

Sent Via Edgarization	May 6, 2008

H. Roger Schwall

Division of Corporation Finance

U.S Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

cc.   Sean Donahue

cc.   Mellissa Campbell Duru

Re:	Cimarex Energy Co.
Form 10-K/A for Fiscal Year Ended December 31, 2007, Filed March 13, 2008
File No. 1-31446

Dear Mr. Schwall:

In response to your letter dated April 30, 2008, please find below the information you requested.

Cimarex Energy acknowledges that:

•                  Cimarex Energy is responsible for the adequacy and accuracy of  disclosure in its filings;

•                  SEC Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Cimarex filings; and

•                  Cimarex Energy may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

COMMENT/RESPONSE

Comment:

Stock Repurchases, page 23

1.               Based on disclosure in your Form 10-Q for the quarter ended September 30, 2007, it would appear that share repurchases were made during the fourth quarter of fiscal 2007.  In future filings please provide all of the information regarding these repurchases required by Item 703 of Regulation S-K.

Response:

There were no share repurchases made during the fourth quarter of fiscal 2007.  During 2007, we had repurchased 197,300 shares in the second quarter and 916,900 shares in the third quarter, as reflected in our Form 10-Q for the quarter ended September 30, 2007. In our Form 10-K/A for fiscal year ended December 31, 2007, we disclosed 1,114,200 shares as being repurchased during the year (which is the sum of the previously mentioned 197,300 shares and the 916,900 shares).  However, we did not specifically mention that we did not purchase any shares in the fourth quarter.  As such, there could have been confusion about shares being repurchased in the fourth quarter.

In future filings, we will provide all of the information regarding applicable stock repurchases required by Item 703 of Regulation S-K for each month included in the applicable period covered by the report.  This information will present in tabular format (as prescribed by Item 703) the following.

1)              The total number of shares purchased;

2)              The average price paid per share;

3)              The total number of shares purchased as part of our publicly announced repurchase  program; and

4)              The maximum number of shares that may yet be purchased under our program.

5)              We will also indicate by footnote:

a.               The date our program was announced;

b.              The number of shares approved;

c.               The expiration date of our program; and when applicable,

d.              We’ll note if our program has expired during the period; or that we have determined to terminate the program prior to expiration, or that we do not intend to make further purchases.

Should you have any questions regarding this response, please do not hesitate to contact me at (303) 295-3995.

Sincerely,

/s/ Paul Korus
Chief Financial Officer